Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
December 27, 2019
Via EDGAR
Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Funds, Inc. (the “Registrant”)
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 265 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)
Dear Ms. White,
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Amendment, which you communicated to me by telephone on December 10, 2019. The Registrant filed the Amendment with the Commission on October 31, 2019, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 267).
Comments that Apply to Multiple Funds (as applicable)
Comment 1. In the narrative before the fee tables, please consider changing “each” to “the” in the following sentence: “Shares of each Fund are usually available in other share classes that have different fees and expenses.”
Response: In response to this comment, and upon further review of this disclosure and the language used by other fund complexes, the Registrant will delete the quoted sentence from the fund summaries to avoid confusion.
Comment 2. The SAI states, under Investment Advisory and Other Services - Management Agreement - Contractual Limits on Total Annual Fund Operating Expenses, as follows: “The expenses borne by PGI are subject to reimbursement by the Funds through the fiscal year end, provided no reimbursement will be made if it would result in the Funds’ exceeding the total operating expense limits.” Please revise such statement to clarify the maximum period of time that may lapse between the date the fee is waived or reimbursed and the date on which it may be recouped and add that sentence, as revised, as a footnote to each applicable Fund’s Annual Fund Operating Expenses table. Please also disclose in such footnote, if true, that no reimbursement will be made if it would result in a Fund exceeding its total operating expense limit in place at the time of the waiver as well as in place at the time of the recoupment.
Response: Subject to applicable expense limits, the Funds may reimburse PGI for expenses incurred during the current fiscal year. The Registrant will revise the SAI language to clarify and will add such disclosure to the applicable fee table footnotes.

Comment 3. Please update all prior year numbers.
Response: The Registrant will make the requested updates.
Comment 4. Rather than presenting the risks in alphabetical order, please reorder them to prioritize the risks that are most likely to affect the Fund’s net asset value, yield, and total return. After the more prominent risks are disclosed, the Staff notes the remaining risks may be listed in alphabetical order. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Registrant respectfully declines to make the requested change. The Registrant submits that the current order of the principal risks complies with the requirements of Form N-1A, which does not require a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily and compare them across funds when they are in alphabetical order. The Registrant further believes investors can easily review each Fund’s risks because, for most of Registrant’s Funds, the risks are succinct, only spanning one to two pages. Additionally, the Registrant specifically discloses that the principal risks are not listed in order of significance.
Comment 5. In the Annual Fund Operating Expenses tables for the Bond Market Index Fund and the Spectrum Preferred and Capital Securities Income Fund, the Expense Reimbursement line item is blank. Please remove such line item, and corresponding footnote, from the table.
Response: The Expense Reimbursement lines in such fee tables, as updated, are no longer blank.
Comment 6. For the Capital Securities Fund and the Spectrum Preferred and Capital Securities Income Fund, please consider adding a capital securities risk under Principal Risks.
Response: The Registrant will make the requested disclosure.
Comments to the Blue Chip Fund
Comment 7. Footnote 1 to the Annual Fund Operating Expenses table states that the fee waiver will reduce the Fund’s management fees by 0.10%. The Contractual Fee Waivers table in the SAI states that the waiver is 0.050%. Please reconcile.
Response: The Registrant will make the requested revision.
Comments to the Capital Securities Fund
Comment 8. Please include a statement in the narrative before the performance presentation, or in a footnote to the performance presentation, explaining that performance does not reflect fees charged at the wrap account level.
Response: The Registrant will make the requested disclosure.
Comments to the Diversified Real Asset Fund
Comment 9. The Fund’s Principal Risks include Derivatives Risk - Currency Contracts and Derivatives Risk - Forward Contracts. There are no corresponding Principal Investment Strategies. Please advise or revise.
Response: The Registrant will revise the Principal Investment Strategies and Principal Risks to clarify.

Comments to the Global Multi-Strategy Fund
Comment 10. The Fund’s name includes the word “global.” The Principal Investment Strategies state that “[u]nder normal market conditions, the Fund invests in securities of issuers located throughout the world, including the U.S., invests at least 30% of its net assets in foreign and emerging market securities, and investments tied economically to at least twenty countries.” Please change the 30% minimum to 40%, or 30% if market conditions are unfavorable, or add further disclosure to provide a basis for including “global” in the Fund’s name.
Response: The Registrant respectfully submits that its disclosed threshold is consistent with the Staff’s guidance. The Rule 35d-1 Adopting Release states that although a fund using “global” in its name is not subject to Rule 35d-1, the Staff “would expect, however, that investment companies using these terms [international and global] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” (IC-24828, January 17, 2001, footnote 42). The ICI Memorandum presents the 40% threshold as “an example” of “one effective way” to show investments in a number of countries throughout the world, but the Staff “do[es] not believe, however, that this approach is compulsory.” ICI Memorandum dated June 4, 2012. See also Rule 35d-1 Proposing Release in Investment Company Act Release No. 22530 (Feb. 27, 1997) (“For example, while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different portfolios. Among other things, the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.”) (footnote omitted).
Comments to the Small-MidCap Growth Fund
Comment 11. The last sentence in Principal Investment Strategies states: “To identify such companies, those managing the Fund’s investments use leading economic indicators to determine a company’s potential for growth and earnings, as well as the potential for such growth and earnings to exceed analyst’s current estimates.” Please specify some of the “leading economic indicators” that may be used.
Response: The Registrant will make the requested disclosure.
Comments to the Spectrum Preferred and Capital Securities Income Fund
Comment 12. Please disclose the average portfolio duration.
Response: The Registrant has revised the disclosure to state that this Fund is not managed to a particular maturity or duration.
Comments to the SystematEx International Fund
Comment 13. Since this Fund only offers Institutional Class and Class R-6 shares, please consider removing the following sentence in the preamble to the fee tables: “Shares of each Fund are usually available in other share classes that have different fees and expenses.”
Response: The Registrant will make the requested revision.

Comments to the SAI
Comment 14. The Non-Fundamental Policy related to Rule 35d-1 states that the Funds will “typically” value derivatives at mark-to-market value but sometimes notional value will be used. Please note that it is the Staff’s position that it is never permissible to use notional value for purposes of the Names Rule because the 80% test is an asset-based test, not an exposure test. Please revise.
Response: The Registrant confirms that it understands the Staff’s position and respectfully submits that, as disclosed, a Fund will count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments.
In the release adopting Rule 35d-1 under the 1940 Act (Investment Co. Act Rel. No. 24828, Jan. 17, 2001 (the "Names Rule Release")), the Commission noted that the rule, as adopted, imposes the requirement that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the type of investment suggested by the name. In footnote 13 to the Names Rule Release, the Commission further explained that the proposed rule would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its net assets in the indicated securities. Importantly, in the Names Rule Release, the Commission noted that the language was modified to focus on "investments" as opposed to "securities," and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.
Please call me at 515-247-5419 if you have any questions.
Sincerely,
/s/ Laura Latham
Laura Latham
Assistant Counsel and Assistant Secretary, Registrant

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